Exhibit (a)(2)(A)

May 29, 2008

Dear Kosan Stockholder:

        We are pleased to inform you that on May 28, 2008, Kosan Biosciences Incorporated ("Kosan") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bristol-Myers Squibb Company ("BMS") and KB Acquisition Corp., a wholly-owned subsidiary of BMS ("Purchaser").

        Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock of Kosan ("Common Stock"), including all associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of October 5, 2001, between Kosan and Mellon Investor Services LLC, as amended from time to time, at a price of $5.50 per share, net to the seller in cash, without interest, less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 29, 2008, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 25, 2008, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will accept for payment all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Following the successful consummation of the Offer, Purchaser will merge with and into Kosan on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) Kosan, BMS or Purchaser, which will automatically be canceled and cease to exist, and no consideration will be delivered or deliverable in exchange, and (b) stockholders of Kosan, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive, in cash and without interest, an amount equal to the Offer Price.

        The board of directors of Kosan has unanimously (i) approved and declared advisable the Merger Agreement and the Stockholder Agreement, dated as of May 28, 2008, by and among BMS, Purchaser and certain stockholders of Kosan (the "Stockholder Agreement") , the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and Stockholder Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company's stockholders, and (iv) recommended that the Company's stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

        In arriving at its recommendation, the board of directors of Kosan gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser's Offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Helen S. Kim President and Chief Executive Officer